FMC

RECEIVED

2004 NOV -1 P 1:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FRASER MILNER CASGRAIN LLP

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

04045855

October 20, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated October 19, 2004; and

(b) Material Change Report dated October 19, 2004.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 11/3

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/lb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2385844_1.DOC

Jannock Properties Limited

Press Release

October 19, 2004

Jannock Properties Limited to provide security for claims for costs relating to Ontario Municipal Board hearing.

TORONTO, ONTARIO—Jannock Properties Limited has received a ruling from the Ontario Municipal Board (OMB) requiring it to provide security of $3,125,000 for the claims by the City of Mississauga and one other claimant for costs relating to the recent OMB hearing on the zoning of the Britannia site. A third claimant is to provide details of any security required for its claims within 15 days. The request for security was made by the claimants to ensure that the Company would have funds to meet its obligations in the event that the claimants are successful in their claims for costs.

The OMB denied a request by the claimants to reconsider a previous decision regarding certain cost issues.

The OMB is expected to hear the outstanding claims for costs in early 2005. Supporting materials in respect of the outstanding cost claims have not yet been filed and the Company is therefore not able to assess their merits. The Company intends to defend itself vigorously against the outstanding claims.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited's shares are listed as a unit on the TSX Ventures Exchange (trading symbol: JPL.UN) and each unit currently consists of a combination of one Class B common share and 150 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. <u>Name and Address of Company</u>

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2. <u>Date of Material Change</u>

October 14, 2004

Item 3. <u>News Release</u>

A news release disclosing the nature and substance of the material change was disseminated via CCNMatthews on October 19, 2004.

Item 4. <u>Summary of Material Change</u>

Jannock Properties Limited (the "**Company**") received a ruling from the Ontario Municipal Board (the "**OMB**") requiring it to provide security of $3,125,000 for claims for costs related to a recent OMB hearing.

Item 5. <u>Full Description of Material Change</u>

The Company has received a ruling from the OMB requiring it to provide security of $3,125,000 for claims by the City of Mississauga and one other claimant for costs relating to the recent OMB hearing regarding zoning of the 221-acre Britannia Road property in Mississauga, Ontario formerly owned by the Company. A third claimant is to provide details of any security required for its claims within fifteen days. The request for security was made by the claimants to ensure that the Company would have funds to meet its obligations in the event that the claimants are successful in their claims for costs. The OMB denied a request by the claimants to reconsider a previous decision regarding certain cost issues.

Item 6. <u>Reliance on subsection 7.1(2) or (3) of National Instrument 51-102</u>

Not Applicable.

Item 7. <u>Omitted Information</u>

Not Applicable.

Item 8. Executive Officer

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

Item 9. Date of Report

October 19, 2004